SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F     ☑                      Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☑                     No     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes     ☐                      No     ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes     ☐                      No     ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica Group: Second half-yearly financial report	2

TELEFÓNICA GROUP

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (CONDENSED ANNUAL ACCOUNTS) AND
CONSOLIDATED INTERIM MANAGEMENT REPORT FOR THE
SIX MONTHS ENDED DECEMBER 31, 2010

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Millions of euros)	Note	12/31/2010 (*)	12/31/2009

A) NON-CURRENT ASSETS		108,721	84,311

Intangible assets	7	25,026	15,846
Goodwill	7	29,582	19,566
Property, plant and equipment	7	35,797	31,999
Investment properties		5	5
Investments in associates	8	5,212	4,936
Non-current financial assets	10	7,406	5,988
Deferred tax assets		5,693	5,971

B) CURRENT ASSETS		21,054	23,830

Inventories		1,028	934
Trade and other receivables		12,426	10,622
Current financial assets	10	1,574	1,906
Tax receivables		1,331	1,246
Cash and cash equivalents	10	4,220	9,113
Non-current assets held for sale		475	9

TOTAL ASSETS (A + B)		129,775	108,141

A) EQUITY		31,684	24,274

Equity attributable to equity holders of the parent		24,452	21,734
Non-controlling interests		7,232	2,540

B) NON-CURRENT LIABILITIES		64,599	56,931

Non-current interest-bearing debt	10	51,356	47,607
Non-current trade and other payables		2,304	1,249
Deferred tax liabilities		6,074	3,082
Non-current provisions		4,865	4,993

C) CURRENT LIABILITIES		33,492	26,936

Current interest-bearing debt	10	9,744	9,184
Current trade and other payables		19,251	14,023
Current tax payables		2,822	2,766
Current provisions		1,675	963

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,775	108,141

(*)	Unaudited
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

CONSOLIDATED INCOME STATEMENTS

		July — December (*)		January — December
(Millions of euros)	Note	2010	2009	2010 (*)	2009

Revenue from operations	5	31,684	29,166	60,737	56,731
Other income		5,001	1,144	5,869	1,645
Supplies		(9,272)	(8,694)	(17,606)	(16,717)
Personnel expenses		(4,616)	(3,517)	(8,409)	(6,775)
Other expenses		(7,925)	(6,396)	(14,814)	(12,281)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	14,872	11,703	25,777	22,603

Depreciation and amortization	5	(4,854)	(4,549)	(9,303)	(8,956)

OPERATING INCOME	5	10,018	7,154	16,474	13,647

Share of profit of associates		4	17	76	47

Finance income		480	474	792	814
Exchange gains		(1,986)	422	3,508	3,085
Finance expenses		(1,822)	(2,020)	(3,329)	(3,581)
Exchange losses		1,933	(730)	(3,620)	(3,625)
Net financial expense		(1,395)	(1,854)	(2,649)	(3,307)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		8,627	5,317	13,901	10,387

Corporate income tax		(2,401)	(896)	(3,829)	(2,450)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		6,226	4,421	10,072	7,937

Profit after taxes from discontinued operations		—	—	—	—

PROFIT FOR THE PERIOD		6,226	4,421	10,072	7,937

Non-controlling interests		166	(97)	95	(161)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		6,392	4,324	10,167	7,776

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		1.42	0.95	2.25	1.71

(*)	Unaudited
Condensed notes 1 to 15 and Appendix I are an integral part of the income statement.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January — December
(Millions of euros)	2010 (*)	2009

Profit for the year	10,072	7,937

Other comprehensive income

(Loss) Gain on measurement of available-for-sale investments	(61)	638
Reclassification of losses (gains) included in the income statement	202	(4)
Income tax impact	(57)	(105)

	84	529

Losses on hedges	(291)	(794)
Reclassification of losses (gains) included in the income statement	73	(77)
Income tax impact	62	262

	(156)	(609)

Translation differences	820	1,982

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(94)	(189)
Income tax impact	35	53

	(59)	(136)

Share of (loss) income recognized directly in equity of associates	(84)	233
Income tax impact	23	2

	(61)	235

Total other comprehensive income	628	2,001

Total comprehensive income recognized in the year	10,700	9,938

Attributable to:
Equity holders of the parent	10,409	9,418
Non-controlling interests	291	520

	10,700	9,938

(*)	Unaudited
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the parent
			Share	Legal	Revaluation			Available-for-sale		Equity of	Translation		Non-controlling
(Millions of euros)	No. of shares	Share capital	premium	reserve	reserve	Treasury shares	Retained earnings	investments	Hedges	associates	differences	Total	interests	Total equity
Financial position at December 31 2009	4,563,996,485	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the year	—	—	—	—	—	—	10,167	—	—	—	—	10,167	(95)	10,072
Other comprehensive income (loss)	—	—	—	—	—	—	(55)	84	(156)	(61)	430	242	386	628

Total comprehensive income	—	—	—	—	—	—	10,112	84	(156)	(61)	430	10,409	291	10,700

Dividends paid	—	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(440)	(6,312)
Net movement in treasury shares	—	—	—	—	—	(849)	—	—	—	—	—	(849)	—	(849)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	—	4,307	4,307
Other movements	—	—	—	—	(16)	—	(954)	—	—	—	—	(970)	534	(436)

Financial position at December 31 2010	4,563,996,485	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Financial position at December 31 2008	4,704,996,485	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562

Profit for the year	—	—	—	—	—	—	7,776	—	—	—	—	7,776	161	7,937
Other comprehensive income (loss)	—	—	—	—	—	—	(136)	527	(609)	235	1,625	1,642	359	2,001

Total comprehensive income	—	—	—	—	—	—	7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid	—	—	—	—	—	—	(4,557)	—	—	—	—	(4,557)	(295)	(4,852)
Hyperinflation restatement until 01/01/2009	—	—	—	—	—	—	—	—	—	—	613	613	—	613
Net movement in treasury shares	—	—	—	—	—	(656)	—	—	—	—	—	(656)	—	(656)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(122)	(122)
Capital reduction	(141,000,000)	(141)	—	—	—	2,308	(2,167)	—	—	—	—	—	—	—
Other movements	—	—	—	—	(15)	—	(300)	—	—	—	—	(315)	106	(209)

Financial position at December 31 2009	4,563,996,485	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED CASH FLOW STATEMENTS

	January — December
(Millions of euros)	2010 (*)	2009
Cash received from customers	72,867	67,358
Cash paid to suppliers and employees	(51,561)	(46,198)
Dividends received	136	100
Net interest and other financial expenses paid	(2,154)	(2,170)
Taxes paid	(2,616)	(2,942)

Net cash from operating activities	16,672	16,148

Proceeds on disposals of property, plant and equipment and intangible assets	315	242
Payments on investments in property, plant and equipment and intangible assets	(8,944)	(7,593)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	552	34
Payments on investments in companies, net of cash and cash equivalents acquired	(5,744)	(48)
Proceeds on financial investments not included under cash equivalents	173	6
Payments made on financial investments not included under cash equivalents	(1,599)	(1,411)
Net flows on cash surpluses not included under cash equivalents	(621)	(548)
Government grants received	7	18

Net cash used in investing activities	(15,861)	(9,300)

Dividends paid	(6,249)	(4,838)
Transactions with equity holders	(883)	(947)
Proceeds on issue of debentures and bonds	6,131	8,617
Proceeds on loans, borrowings and promissory notes	9,189	2,330
Cancellation of debentures and bonds	(5,482)	(1,949)
Repayments of loans, borrowings and promissory notes	(7,954)	(5,494)

Net cash used in financing activities	(5,248)	(2,281)

Effect of foreign exchange rate changes on collections and payments	(463)	269

Effect of changes in consolidation methods and other non-monetary effects	7	—

Net (decrease) increase in cash and cash equivalents during the period	(4,893)	4,836

Cash and cash equivalents at January 1	9,113	4,277

CASH AND CASH EQUIVALENTS AT DECEMBER 31	4,220	9,113

Reconciliation of cash and cash equivalents with the statement of financial position

BALANCE AT JANUARY 1	9,113	4,277

Cash on hand and at banks	3,830	3,236
Other cash equivalents	5,283	1,041

BALANCE AT DECEMBER 31	4,220	9,113

Cash on hand and at banks	3,226	3,830
Other cash equivalents	994	5,283

(*)	Unaudited
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated cash flow statements.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONDENSED ANNUAL ACCOUNTS) FOR THE
SIX MONTHS ENDED DECEMBER 31, 2010
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or “the Group”) operating primarily in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated for an indefinite period on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial statements for the six months ended December 31, 2010 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended 31 December, 2009.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on February 23, 2011.

Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.

(3)	COMPARATIVE INFORMATION

For comparative purposes, the accompanying interim financial statements include figures for 2009.

The main events and principal changes in the consolidation scope affecting comparability of the consolidated information for 2010 and 2009 (see Appendix I for a more detailed explanation of the changes in consolidation scope during the year) are as follows:

2010
Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom. Brasilcel owned, approximately, 60% of Vivo Participaçoes, S.A. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002.

Vivo Participaçoes, S.A. has been changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

Additionally, and in accordance with IFRS 3 (see Note 4), the Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under “Other income” in the accompanying consolidated income statement.

The main impacts of this transaction are described in Note 6.

Acquisition of HanseNet Telekommunikation GmbH

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, and an acquisition cost in the amount of 275 million euros, which was ultimately reduced by 40 million euros upon completion of the transaction (Note 6).

The company has been included in the Telefónica Group’s consolidation scope under the full consolidation method.

Reduction of stake in Portugal Telecom

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of 631 million euros from the sale of the ownership interests. In addition, Telefónica entered into three equity swap contracts on the share trading price of Portugal Telecom shares with a number of financial institutions, subject to net settlement, which grant Telefónica the economic returns. The investment is no longer reflected in the scope of consolidation through the equity method of accounting.

Acquisition of DTS Distribuidora de Televisión Digital, S.A.

On December 28, 2010, the Telefónica Group completed the acquisition of a 22% stake in DTS Distribuidora de Televisión Digital, S.A., the provider of the pay-TV services offered by the PRISA Group. The acquisition cost amounted to 488 million euros, of which 228 million euros were used to repay the outstanding balance on the subordinated loan between Telefónica de Contenidos, S.A.U. and Sogecable, S.A. This company has been included within the scope of consolidation through the equity method of accounting.

Devaluation of the Venezuelan bolivar

Regarding the devaluation of the Venezuelan bolivar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 interim financial statements are:
•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, which generated an effect of approximately 1,810 million euros at the date of devaluation.

•	The translation of results and cash flows from Venezuela at the new devalued closing exchange rate.

2009
Classification of Venezuela as a hyperinflationary economy

Throughout 2009 and in the early part of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees, as well as the recovery of its financial investments in that country. These factors include the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market and, finally, the devaluation of the bolivar on January 8, 2010.

As a result, in accordance with IFRS, Venezuela was considered a hyperinflationary economy in 2009. The main implications of this were as follows:
•
Adjustment of the historical cost of non-monetary assets and liabilities and the various items of equity of these companies from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the year for the changes in purchasing power of the currency caused by inflation.

The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation for years prior to 2009 is shown in translation differences at the beginning of the 2009 financial year.
•	Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power).
•
The various components in the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and offsetting reconciling item in the statement of cash flows, respectively.

•	All components of the financial statements of the Venezuelan companies have been translated at the closing exchange rate.
The main effects on the Telefónica Group’s consolidated interim financial statements for 2009 derived from the above are as follows:

Millions of euros
Revenue	267
OIBDA	64
Net loss	(548)

Translation differences	1,224
Impact on equity	676

Tax amortization of goodwill

In December 2007, the European Commission opened an investigation involving the Kingdom of Spain with respect to the potential consideration as state aid of the tax deduction for the tax basis amortization of the goodwill generated on certain foreign investments under the provisions of article 12.5 of the revised Spanish corporate income tax law (“TRLIS”). This investigation led to widespread uncertainties regarding the scope of the European Commission’s decision on the future for, among others, the Telefónica Group.

In the case of the Telefónica Group, as a result of the uncertainty the Company deemed it necessary to recognize a liability as the deduction was applied in the consolidated financial statements until the investigation was concluded.

In December 2009, the text of the European Commission’s decision regarding the investigation was released, which deemed the deduction as state aid. Investments made prior to December 21, 2007 (as is the case for the Telefónica Group’s investments in O2 Group companies, the operators acquired from BellSouth, Colombia Telecomunicaciones, S.A., ESP and Telefónica O2 Czech Republic, a.s.) are not affected by this decision. As a result of this decision, and considering the corporate structure of these investments, the consolidated income statement of the Telefonica Group for the year ended December 31, 2009 reflects a lower income tax expense due to the reversal of this liability in an amount of 591 million euros.

Share exchange between Telefónica and China Unicom Limited, and signing of strategic alliance agreement

On September 6, 2009, Telefónica and the Chinese telecommunications company, China Unicom (Hong Kong) Limited (“China Unicom”) entered into a wide strategic alliance which includes, among others, the areas of: the joint procurement of infrastructure and client equipment; common development of mobile service platforms; joint provision of services to multinational customers; roaming; research and development; co-operation and sharing of best practices and technical, operational and management know-how; joint development of strategic initiatives in the area of the network evolution and joint participation in international alliances; and exchange of senior management.

In addition, on the same date, Telefónica and China Unicom executed a mutual share exchange agreement, which was implemented on October 21, 2009 through the subscription by Telefónica, S.A., through its wholly owned subsidiary Telefónica Internacional, S.A.U., of 693,912,264 newly issued shares of China Unicom, satisfied by a contribution in kind to China Unicom of 40,730,735 shares of Telefónica, S.A.

Following the completion of the transaction, Telefónica increased its share of China Unicom’s voting share capital from 5.38% to 8.06% and obtained the right to appoint a member to its board of directors, while China Unicom became owner of approximately 0.87% of Telefónica’s voting share capital at that date. Subsequently, after the capital reduction carried out by China Unicom, the Telefónica Group had a shareholding equivalent to 8.37% of the company’s voting share capital.

As a result, the investment in China Unicom was included in the consolidation scope through the equity method of accounting.
On January 23, 2011, Telefónica and China Unicom entered into the Strategic Alliance Agreement (see Note 14 Events after the reporting period).
(4)	ACCOUNTING POLICIES

The accounting policies applied in the preparation of the interim financial statements for the six months and year ended December 31, 2010 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2009, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2010, noted below:

•	Revised IFRS 3, Business Combinations

The revised version of IFRS 3 introduces significant changes in the accounting for business combinations. The main impacts are as follows:
•
To allow a choice on a transaction-by-transaction basis for the measurement of non-controlling interests either at fair value or at the non-controlling interests’ share of the fair value of the identifiable net assets of the acquire.

•
To change the recognition and subsequent accounting requirements for contingent consideration. Under the revised standard, contingent consideration is measured at fair value at the acquisition date; subsequent adjustments to the consideration are recognized against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the “measurement period” (a maximum of 12 months from the acquisition date). All subsequent adjustments are recognized in profit or loss.

•
To require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being recognized as an expense in profit or loss as incurred, whereas previously they were accounted for as part of the cost of the acquisition.

•
To require that in a business combination achieved in stages, the acquirer remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss.

•
To require that in business combinations in which the acquisition date is prior to January 1, 2010, the acquirer recognizes changes in acquired deferred tax benefits of the acquiree as an adjustment to profit and loss.

Its adoption has affected the accounting for business combination transactions that occurred in the current period (Note 6).

•	Amendment to IAS 27, Consolidated and Separate Financial Statements

IAS 27 (Amended) requires that a change in the ownership interest of a subsidiary without loss of control be accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will they give rise to a gain or loss. Furthermore, the amendment standard changes the accounting for the loss of control of a subsidiary, meaning that any retained interest in the former subsidiary is remeasured at its fair value at the date control is lost, with any resulting gain or loss recognized in profit or loss.

The changes to IAS 27 (Amended) affect transactions with non-controlling interests and future transactions that result in the loss of control of subsidiaries on or after January 1, 2010.
•	Improvements to IFRS (April 2009)

This text introduces a number of improvements to IFRS in force primarily to eliminate inconsistencies and clarifying the wording of some of these standards. These improvements have not impacted the financial position or performance of the Telefónica Group.

•	Amendment to IFRS 2, Share-based Payment — Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. The amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

•	Amendment of IAS 39, Financial Instruments: Recognition and Measurement — Eligible hedged items

The amendment clarifies two issues relating to hedge accounting: designation of inflation as a hedged risk in a hedging relationship, and designation of call options as hedging instruments to hedge financial or non-financial items. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

•	IFRIC 17, Distributions of non-cash assets to owners

This interpretation provides guidance on accounting for dividends in kind, by clarifying when to recognize the dividend payable, the measurement requirements for this kind of dividend and how to account for the differences between the carrying amount of the assets distributed and the carrying amount of the payment obligation that can arise when the dividend in kind is settled. The application of this interpretation has had no impact on the financial position or performance of the Group.

New standards, amendments and IFRIC interpretations issued but not effective as of December 31, 2010

At the date of preparation of these interim financial statements, the following IFRSs, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments

Mandatory application:
annual periods beginning on
or after
IFRS 9	Financial Instruments	January 1, 2013
Revised IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010
Improvements to IFRSs (May 2010)		January 1, 2011 (*)
Amendments to IFRS 7	Disclosures — Transfers of Financial Assets	July 1, 2011
Amendments to IAS 12	Deferred tax: Recovery of Underlying Assets	January 1, 2012

(*)
The amendments to IFRS 3 (2008) regarding the measurement of non-controlling interests and share-based payments, as well as the amendments to IAS 27 (2008) and IFRS 3 (2008) regarding contingent consideration arising in business combinations acquired prior to the effective date of the revised standards shall enter into effect for annual periods beginning on or after July 1, 2010.

Interpretations and amendments to interpretations

Mandatory application:
annual periods beginning on
or after
IFRIC 19	Extinguishing Financial Liabilities with Equity	July 1, 2010
Instruments
Amendments to IFRIC 14	Prepayments of Minimum Funding Requirement	January 1, 2011
The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and future transactions with financial instruments carried out on or after January 1, 2013.

(5)    SEGMENT INFORMATION
The following table presents profit and capital expenditure information regarding the Group’s operating segments for the six months and years ended December 31, 2010 and 2009:

	July — December 2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	9,126	13,864	7,946	748	31,684
Inter-segment sales	264	114	31	(409)	—
Other operating income and expenses	(5,247)	(4,686)	(5,998)	(881)	(16,812)
OIBDA (*)	4,143	9,292	1,979	(542)	14,872
Depreciation and amortization	(1,019)	(2,157)	(1,608)	(70)	(4,854)
OPERATING INCOME	3,124	7,135	371	(612)	10,018

CAPITAL EXPENDITURES	1,190	4,283	937	139	6,549

	July — December 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	9,739	11,934	6,935	558	29,166
Inter-segment sales	207	103	27	(337)	-
Other operating income and expenses	(5,027)	(7,127)	(4,931)	(378)	(17,463)
OIBDA (*)	4,919	4,910	2,031	(157)	11,703
Depreciation and amortization	(1,073)	(1,969)	(1,444)	(63)	(4,549)
OPERATING INCOME	3,846	2,941	587	(220)	7,154

CAPITAL EXPENDITURES	1,124	2,228	979	143	4,474

(*)
For the presentation of the segment reporting, revenue and expenses arising from intragroup billings for trademark use and management agreements have been eliminated each segment’s operating results, while projects managed centrally are included at the regional level. These adjustments do not affect the Group’s consolidated results.

	January — December 2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	18,301	25,828	15,198	1,410	60,737
Inter-segment sales	410	213	57	(680)	—
Other operating income and expenses	(10,191)	(12,259)	(11,241)	(1,269)	(34,960)
OIBDA (*)	8,520	13,782	4,014	(539)	25,777
Depreciation and amortization	(2,009)	(4,061)	(3,091)	(142)	(9,303)
OPERATING INCOME	6,511	9,721	923	(681)	16,474

CAPITAL EXPENDITURES	2,021	5,535	3,072	216	10,844

	January — December 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External sales	19,354	22,786	13,468	1,123	56,731
Inter-segment sales	349	197	65	(611)	—
Other operating income and expenses	(9,946)	(13,840)	(9,623)	(719)	(34,128)
OIBDA (*)	9,757	9,143	3,910	(207)	22,603
Depreciation and amortization	(2,140)	(3,793)	(2,895)	(128)	(8,956)
OPERATING INCOME	7,617	5,350	1,015	(335)	13,647

CAPITAL EXPENDITURES	1,863	3,450	1,728	216	7,257

(*)
For the presentation of the segment reporting, revenue and expenses arising from intra-group billings for the use of the trademark and management agreements have been eliminated from the operating results of each Group segment, while projects managed centrally are included at the regional level. These adjustments do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at December 31, 2010 and 2009:

	At December 2010
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Investments in associates	1	71	—	5,140	5,212
Fixed assets	14,179	46,045	28,742	1,439	90,405

Total allocated assets	23,291	65,731	35,164	5,589	129,775

Total allocated liabilities	11,021	29,375	9,855	47,840	98,091

	At December 2009
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
Investments in associates	3	152	—	4,781	4,936
Fixed assets	14,082	25,016	26,962	1,351	67,411

Total allocated assets	26,156	42,377	32,097	7,511	108,141

Total allocated liabilities	13,363	22,862	6,435	41,207	83,867

(6)	BUSINESS COMBINATIONS

Acquisition of Brasilcel

As described in Note 3, on July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel, N.V. (company jointly owned by Telefónica and Portugal Telecom, which owned shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom. The acquisition price for the aforementioned capital stock of Brasilcel, N.V. was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros are deferred until October 31, 2011 (although Portugal Telecom may request for this last payment to be made on July 29, 2011, in which case the price of the acquisition and the closing payment would be reduced by 25 million euros). The pending payment amount for this acquisition at December 31, 2010 is recognized in the “Current trade and other payables” line item of the accompanying consolidated statement of financial position.

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

Once the acquisition was consummated on September 27, 2010, Telefónica, in accordance with currently effective IFRS with respect to a business combination achieved in stages (see Note 4), the Telefónica Group remeasured the previously held 50% investment in Brasilcel, N.V. The difference between the carrying value of the investment at the date of acquisition and its fair value, equivalent to approximately 80% of the price paid to Portugal Telecom for 50% of Brasilcel, N.V., gave rise to a capital gain of 3,797 million euros. The remeasurement considered, among other factors, that the previously held 50% investment in Brasilcel, N.V., coupled with the additional percentage interest acquired, provides the Telefónica Group sole control of the Vivo Participaçoes group. The aforementioned capital gain is recognized under “Other income” in the accompanying consolidated income statement.

On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with approximately 60% of its capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica announced a tender offer for the acquisition of voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing approximately 3.8% of its capital stock, for an amount equivalent to 80% of the price agreed in the Portugal Telecom acquisition previously described and subject to regulatory approval. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 (see Note 14).

Similarly, and in accordance with IFRS 3 (2008) the Group has recorded at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company’s business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts has also been considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values are as follows:

Licenses

The fair value of the licenses has been determined through the use of the Multi-period Excess Earnings Method (MEEM), which is based on a discounted cash flows analysis of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, cash flows attributable to the licenses are those remaining after the return on investment of all of the contributing assets required to generate the projected cash flows.

Customer base

The customer base has been measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current customer base. The so-called “Iowa curves” were considered to approximate the survival curve of customers.

Trademark

The fair value of the trademark was calculated using the “relief-from-royalty” method. This method establishes that an asset’s value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested owner would charge a knowledgeable, interested user for the use of an asset in an arm’s length transaction.

The provisional carrying amounts, fair values, goodwill and acquisition cost of the identifiable assets acquired and liabilities assumed in this transaction were the following:

	Brasilcel, N.V.
Millions of euros	Carrying
(provisional data)	amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)

Value of net assets	6,219	8,419
Acquisition cost		18,408

Goodwill (Note 7)	—	9,989

At the date of authorization for issue of these interim financial statements, the Group is finalizing the process of purchase price allocation and calculating the complete fair value of the identifiable assets acquired and liabilities assumed in the transaction. The conclusion of this process is pending the completion of the analysis of trends in the Brazilian wireline and wireless markets and its consideration with respect to the operations the Group is defining in these markets, which is expected to be carried out within a maximum of twelve months from the date of acquisition.

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of
euros
Cash and cash equivalents of companies acquired	401
Cash paid in the acquisition net of declared dividend	5,448

Total net cash outflow	5,047

Of the amount of consideration agreed in the acquisition of Brasilcel (Vivo), 5,500 million euros was paid in 2010, while the remainder will be paid in 2011.

Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenue from operations and OIBDA would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% investment in Brasilcel, N.V. to revenue from operations and OIBDA since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

Acquisition of HanseNet Telekommunikation Gmbh (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The purchase and sale was subject to compliance with a series of conditions, including approval of the transaction by the pertinent competition authorities, which was obtained on January 29, 2010.

The transaction was completed on February 16, 2010, and having complied with the terms established in the agreement, the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

The complete carrying amounts, fair values, goodwill and acquisition cost of the identifiable assets acquired and the liabilities assumed in this transaction at the date control was obtained are as follows:

	HanseNet
	Carrying
Millions of euros	amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235

Financial liabilities	(657)	(665)
Deferred tax liabilities	—	(101)
Other liabilities and current	(303)	(356)
liabilities

Value of net assets	483	(47)
Acquisition cost	—	235
Goodwill (Note 7)	—	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros
Cash and cash equivalents of the company acquired	28
Cash paid in the acquisition	235

Total net cash outflow	207

The contributions to the Telefónica Group’s revenue from operations and OIBDA from the consolidation of HanseNet in 2010 amounted to 786 million and 77 million euros, respectively.

(7)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

The movements in “Intangible assets” and “Property, plant and equipment” in 2010 are as follows:

	Intangible	Property, plant
Millions of euros	assets	and equipment	Total
Opening balance at December 31, 2009	15,846	31,999	47,845

Additions	3,965	6,879	10,844
Depreciation and amortization	(3,144)	(6,159)	(9,303)
Retirements/disposals	(18)	(116)	(134)
Changes in consolidation scope	7,127	1,679	8,806
Translation differences, hyperinflation adjustment and other	1,250	1,515	2,765

Ending balance at December 31, 2010	25,026	35,797	60,823

Changes in consolidation scope reflect, primarily, the incorporation to the Group of the total assets of HanseNet as well as 50% of Vivo Participaçoes, S.A. and the impact of the purchase price allocation process to the assets of Vivo Participaçoes, S.A. (See Note 6).

In 2010 Telefónica recognized the acquisition of spectrum licenses in Mexico, in the amount of 1,237 million euros, as well as the advance payment of the license for spectrum use in Germany in an amount of 1,379 million euros.

The movement in “Goodwill” in the year is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2009	19,566

Acquisitions	9,640
Disposals	(37)
Translation differences, hyperinflation adjustment and other movements	413

Ending balance at December 31, 2010	29,582

“Additions” in 2010 include the goodwill of Vivo Participaçoes, S.A. in the amount of 9,989 million euros which, net of the goodwill from the previously held investment, results in an addition to this line item of 9,200 million euros. Similarly, the acquisitions of HanseNet and Jajah led to increases in goodwill of 282 million and 115 million euros, respectively, while the acquisition of Tuenti Technologies, S.L. led to an addition in goodwill of 42 million euros.

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2010 and 2009 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount. In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

(8)	RELATED PARTIES

Significant shareholders:

The main transactions carried out between Group companies and significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (la Caixa), and their subsidiaries, are as follows:

Revenues and expenses	January — December
(Millions of euros)	2010	2009
Finance expenses	33	38
Leases	4	4
Receipt of services	36	26
Other expenses	3	6

EXPENSES	76	74

Finance income	18	49
Dividends received	16	13
Services rendered	226	209
Sale of goods and other income	59	37

REVENUES	319	308

Other transactions	January — December
(Millions of euros)	2010	2009
Finance arrangements: loans and capital contributions (lender)	378	2,172
Finance leases (lessor)	—	2
Finance arrangements: loans and capital contributions (borrower)	987	1,174
Finance leases (lessee)	8	26
Repayment or cancellation of loans and lease arrangements (lessee)	3	2
Guarantees and deposits	969	254
Commitments acquired	29	23
Dividends and other earnings distributed	737	546
Other transactions (derivatives)	11,997	8,624

Associates

The movement in investments in associates in 2010 is as follows:

Investments in
Millions of euros	associates
Opening balance at December 31, 2009	4,936

Additions	489
Disposals	(473)
Income	76
Dividends	(97)
Translation differences	321
Transfers and other	(40)

Ending balance at December 31, 2010	5,212

In 2010, the Group recognized the exclusion from the consolidation scope of the investment in Portugal Telecom (472 million euros) and the acquisition of the 22% stake in the capital stock of DTS Distribudora de Televisión Digital, S.A. in the amount of 488 million euros. The impact of translation differences relates primarily to the investment in China Unicom (259 million euros).

The composition of amounts recognized in the consolidated statement of financial position corresponding to associates is as follows:

(Millions of euros)	December 31, 2010	December 31, 2009
Long-term loans to associates	604	3
Short-term loans to associates	43	15
Receivables from associates for current operations	84	262
Loans granted by associates	147	174
Payables to associates for current operations	46	113
The main transactions carried out with associates in 2010 and 2009 are as follows:

	January — December
(Millions of euros)	2010	2009
Revenue from operations with associates	518	583
Expenses from operations with associates	906	904

Joint ventures

On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company was consolidated in the interim financial statements of the Telefónica Group using proportionate consolidation.

As disclosed in Note 3, on September 27, 2010 these joint venture agreements were terminated, thereby having no impact since such date.

The main contributions by Brasilcel to operating income in the consolidated income statements for years ended December 31, 2010 (until termination of the joint venture agreement) and 2009 are as follows:

(Millions of euros)	2010 (*)	2009
Revenue from operations	2,583	2,743
Expenses from operations	1,896	2,046

(*)	For the period from January 1, 2010 to September 27, 2010

Directors’ and senior executives’ compensation

Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation paid to members of the Board of Directors of Telefónica and other Group companies in 2010 and 2009 is as follows:

	Amount (thousands of euros)
Concept	2010	2009
Fixed remuneration	12,594.04	11,820.04
Variable remuneration	8,186.45	8,058.18
Attendance fees	321.25	252.50
By-law stipulated remuneration	0.00	0.00
Shares options and/or other financial instruments	4,030.52	4,511.20
Other (1)	2,487.22	2,484.43
TOTAL	27,619.48	27,126.35

(1)
“Others” includes the following: (i) medical and dental insurance premiums; (ii) compensation for membership in the Company’s various regional advisory committees, including the Telefónica Corporate University Advisory Council; and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan) on behalf of executive directors.

	Amount (thousands of euros)
Other benefits	2010	2009
Advances	—	—
Loans	—	—
Pension funds and plans: contributions	25.44	25.44
Pension funds and plans: obligations	—	—
Life insurance premiums	111.70	94.76
Guarantees issued in favor of Directors	—	—

In addition, the total amounts paid with respect to all these concepts, to the Company’s six executive directors that comprise the senior management of the Company, (excluding those that are also members of the Board of Directors), for all items in 2010 and 2009 are as follows:

	Amount (thousands of euros)
	2010	2009
Total compensation paid to Directors	14,640.68	16,371.80
(9)	EQUITY

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 4,130 million euros of profit in 2010.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2010 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	4,130

Interim dividend (paid in May 2010)	2,938
Goodwill reserve	2
Voluntary reserves	1,190
Total	4,130
Dividends
•	Dividends paid in 2010

At its meeting of April 28, 2010, Telefónica’s Board of Directors resolved to pay an interim dividend against 2010 profit of a fixed gross 0.65 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 11, 2010, and the total amount paid was 2,938 million euros.

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 euros dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

•	Dividends paid in 2009

At its meeting held on June 23, 2009, the Company’s Board of Directors resolved to pay a dividend charged to unrestricted reserves for a fixed gross amount of 0.50 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 11, 2009, and the total amount paid was 2,280 million euros.

In addition, in May 2009 an interim dividend against 2009 profit of a gross 0.50 euros per share was paid, entailing a total payment of 2,277 million euros.
Treasury shares

The following transactions involving treasury shares were carried out in 2010 and 2009:

Number of
shares
Treasury shares at December 31, 2008	125,561,011

Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)

Treasury shares at December 31, 2009	6,329,530

Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan	(2,964,437)

Treasury shares at December 31, 2010	55,204,942

The amounts paid to acquire treasury shares in 2010 and 2009 were 897 million euros and 1,005 million euros, respectively.

At December 31, 2010, Telefónica held call options on 160 million treasury shares (150 million shares at December 31, 2009).

The Company also has a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement.

Non-controlling interests

As disclosed in Note 6, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflects the impact to non-controlling interests of the losses incurred from Colombia Telecomunicaciones, S.A., EPS, as described in Note 12, in the amount of 414 million euros.

“Other movements” within the consolidated statement of changes in equity includes the impact of the agreement with non-controlling interests holders of Colombia Telecomunicaciones, S.A., ESP.

(10)	FINANCIAL ASSETS AND LIABILITIES
The composition of financial assets and liabilities of the Telefónica Group at December 31, 2010 2009 is as follows:

	At December 31, 2010
	Fair value through profit
	or loss					Investments	Total
	Held for	Fair value	Available-for-	Amortized		held to	carrying
(Millions of euros)	trading	option	sale	cost	Hedges	maturity	amount
Non-current financial assets	948	211	1,194	3,423	1,630	—	7,406

Equity investments	—	—	597	—	—	—	597
Long-term credits	12	211	597	2,118	—	—	2,938
Deposits and guarantees	—	—	—	1,680	—	—	1,680
Derivative instruments	936	—	—	—	1,630	—	2,566
Impairment losses	—	—	—	(375)	—	—	(375)

Current financial assets	272	160	309	4,604	201	248	5,794

Financial investments	272	160	309	384	201	248	1,574
Cash and cash equivalents	—	—	—	4,220	—	—	4,220

Total financial assets	1,220	371	1,503	8,027	1,831	248	13,200

	At December 31, 2010
	Fair value through profit or loss
	Held for	Fair value			Total carrying
(Millions of euros)	trading	option	Amortized cost	Hedges	amount
Issues	—	—	39,692	—	39,692
Interest-bearing debt	695	—	19,907	806	21,408

Total financial liabilities	695	—	59,599	806	61,100

	At December 31, 2009
	Fair value through profit
	or loss					Investments	Total
	Held for	Fair value	Available-for-	Amortized		held to	carrying
(Millions of euros)	trading	option	sale	cost	Hedges	maturity	amount
Non-current financial assets	930	233	1,248	2,005	1,572		5,988

Equity investments	—	—	654	—	—	—	654
Long-term credits	91	233	594	1,022	—	—	1,940
Deposits and guarantees	—	—	—	1,496	—	—	1,496
Derivative instruments	839	—	—	—	1,572	—	2,411
Impairment losses	—	—	—	(513)	—	—	(513)

Current financial assets	859	134	237	9,730	59	—	11,019

Financial investments	859	134	237	617	59	—	1,906
Cash and cash equivalents	—	—	—	9,113	—	—	9,113

Total financial assets	1,789	367	1,485	11,735	1,631	—	17,007

	At December 31, 2009
	Fair value through profit or loss
	Held for	Fair value			Total carrying
(Millions of euros)	trading	option	Amortized cost	Hedges	amount
Issues	—	—	35,843	—	35,843
Interest-bearing debt	705	—	17,958	2,285	20,948

Total financial liabilities	705	—	53,801	2,285	56,791

Interest-bearing debt arranged in 2010 mainly includes the following:
•
On February 12, 2010, Telefónica, S.A. signed a long-term line of credit of 472 million US dollars at a fixed rate and guaranteed by the Swedish Export Credits Guarantee Board (EKN) to acquire equipment and networks from a supplier in this country. This line of credit is structured into three tranches: a tranche of 232 US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. At December 31, 2010, no amounts had been drawn under the line of credit.

•
On July 28, 2010, Telefónica, S.A. entered into a syndicated facility agreement (“Facility Agreement”) with several domestic and international financial entities in an aggregate amount of up to 8,000 million euros. The Facility Agreement is divided into two tranches: the first, a three-year loan facility in an aggregate amount of up to 5,000 million euros and a second, five-year revolving credit facility, in an aggregate amount of up to 3,000 million euros. At December 31, 2010, the amount drawn down on this line of credit amounted to 6,000 million euros.

The main repayments or maturities of bank interest-bearing debt in 2010 are as follows:
•
During 2010, Telefónica, S.A. made a series of voluntary early repayments under its 6,000 million euros credit facility dated June 28, 2005 in an aggregate amount of 5,700 million euros, lowering the amount drawn down to 650 million euros. At December 31, 2010, the outstanding balance on this line of credit amounted to 300 million euros.

The movements in the Group’s issues in 2010 and 2009 are as follows:

	Balance at		Redemptions,	Changes in		Balance at
	December		conversions and	consolidation	Revaluation and	December
Issues (Millions of euros)	31, 2009	New issues	exchanges	scope	other movements	31, 2010
Domestic currency issues	17,575	2,392	(1,269)	—	96	18,794
Foreign currency issues	15,387	3,879	(3,634)	317	1,250	17,199
Short-term promissory notes and commercial paper	873	1,102	(256)	9	—	1,728
Other long-term marketable debt securities	2,008	—	—	—	(37)	1,971

TOTAL	35,843	7,373	(5,159)	326	1,309	39,692

	Balance at		Redemptions,	Changes in		Balance at
	December		conversions and	consolidation	Revaluation and	December
Issues (Millions of euros)	31, 2008	New issues	exchanges	scope	other movements	31, 2009
Domestic currency issues	13,631	5,750	(1,152)	—	(654)	17,575
Foreign currency issues	12,799	2,855	(802)	—	535	15,387
Short-term promissory notes and commercial paper	1,595	105	(909)	—	82	873
Other long-term marketable debt securities	2,054	—	—	—	(46)	2,008

TOTAL	30,079	8,710	(2,863)	—	(83)	35,843

The description of the main issues or redemptions in 2010 is as follows (in millions):

Name of	ISIN	Issue /	Type of	Transaction	Nominal	Issue	Outstanding	Interest	Listing
issuer	code	cancellation	security	date	amount	currency	balance (EUR)	rate	market
Telefónica Emisiones, S.A.U.	XS0494547168	Issue	Bond	3/24/2010	1,400	EUR	1,395	3.406%	London
Telefónica Emisiones, S.A.U.	US87938WAK99	Issue	Bond	4/26/2010	1,200	USD	996	2.582%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAL72	Issue	Bond	4/26/2010	900	USD	762	3.729%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAM55	Issue	Bond	4/26/2010	1,400	USD	1,227	5.134%	NYSE
Telefónica Emisiones, S.A.U.	XS0261634637	Cancellation	Bond	1/25/2010	(1,250)	EUR	—	Euribor (3m) + 0.35%	London
Telefónica Emisiones, S.A.U.	XS0305573957	Cancellation	Bond	6/19/2010	(2,400)	CZK	—	Prior + 0.16%	London
Telefonica Europe, BV	US879385AC65	Cancellation	Bond	9/15/2010	(2,500)	USD	—	7.750%	NYSE
Telefónica Emisiones, S.A.U.	XS0540187894	Issue	Bond	9/19/2010	1,000	EUR	1,008	3.661%	London
Telefónica Emisiones, S.A.U.	XS0545440900	Issue	Bond	10/8/2010	400	GBP	469	5.445%	London
Telecomunicaçoes de Sao Paulo, S.A.	BRTLPPDBS000	Cancellation	Debenture	6/7/2010	(1,500)	BRL	—	100%CDI+0.35%	N/A
Telefónica Finanzas México, S.A. de C.V.	N/A	Issue	Stock Exchange cert.	7/19/2010	2,000	MXN	125	8.070%	Stock market Mexico
Telefónica Finanzas México, S.A. de C.V.	N/A	Issue	Stock Exchange cert.	7/19/2010	4,000	MXN	243	TIIE28 + 55 bps	Stock market Mexico
Telefónica Finanzas México, S.A. de C.V.	N/A	Cancellation	Stock Exchange cert.	9/24/2010	(8,000)	MXN	—	CETES91 + 0.61%	Stock market Mexico
Telefónica Argentina, S.A.	US879378AJ67	Cancellation	Bond	11/7/2010	(145)	USD	—	9.125%	NYSE/Luxemburg
Telefónica Móviles Chile, S.A.	N/A	Issue	Bond	11/9/2010	300	USD	223	2.875%	NYSE
Telefónica, S.A.	Various	Issue	Promissory notes	Various	844	EUR	42	0.597%	AIAF
Telefónica, S.A.	Various	Cancellation	Promissory notes	Various	(1,057)	EUR	—	0.602%	AIAF
Telefonica Europe, BV	Various	Issue	Commercial paper	Various	7,267	EUR	1,611	0.815%	N/A
Telefonica Europe, BV	Various	Cancellation	Commercial paper	Various	(6,205)	EUR	—	0.673%	N/A
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Finanzas México, S.A. de C.V.

(11)	AVERAGE NUMBER OF GROUP EMPLOYEES

The average numbers of Group employees in 2010 and 2009 are as follows:

Average number of employees	2010	2009
Males	138,653	132,109
Females	130,394	123,042

Total	269,047	255,151

The average number of employees at the various companies of the Atento Group performing contact center activities at December 31, 2010 and 2009 was 141,036 and 129,885, respectively.
(12)	INCOME TAX

Tax credits for loss carryforwards and tax deductions

The tax loss carryforwards in Spain at December 31, 2010 at the main Group companies amounted to 4,063 million euros (3,643 million euros for companies belonging to the Tax Group).

The statement of financial position at December 31, 2010 includes a 526 million euro deferred tax asset corresponding to 1,753 million euros of tax loss carryforwards in Spain.

The 2002 tax return included a negative adjustment of 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.) arising through the transfer of certain holdings in Group companies acquired in previous years, which was challenged by the Spanish tax authorities. The challenging of this adjustment in the tax audit has not affected the consolidated financial statements as in accordance with past rulings by the tax authorities, which differed from the interpretation put forward by the Company, the Company decided then not to capitalize it.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No effect on the consolidated financial statements has been considered until the Company receives a definitive ruling on this procedure.

The O2 Germany group has tax credits and deductible temporary differences incurred in prior years amounting to 8,432 million euros, of which 427 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These losses were generated by O2 Germany and the rest of the German subsidiaries of the Telefónica Group prior to the acquisition of the O2 Group. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2010 amounted to 685 million euros.

The Company has recognized an amount of 73 million euros of unused tax credits, generated primarily from export activity, in the consolidated statement of financial position at December 31, 2010.

Corporate income tax

There are permanent differences in the calculation of income tax expense from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit. Noteworthy in this respect is the portion of the capital gain obtained from the remeasurement of the previously held investment in Brasilcel (see Note 2), as it relates to temporary differences on investments in subsidiaries.

The corporate income tax expense for 2010 is reduced by the capitalization of tax credits in Mexico and Terra Brasil, in the amounts of 75 million euros and 63 million euros, respectively, based on the estimates of taxable income of each of the companies according to the updated business plan. Also included is the impact of reassessment of the value of recognized tax assets of Colombia Telecomunicaciones, S.A., ESP in the amount of 864 million euros.

(13)	OTHER INFORMATION
Litigation and arbitration

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2009 from December 31, 2009 to the date of authorization for issue of these interim financial statements are as follows:

•	Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica rejected this appeal, which the Court accepted as filed on January 5, 2011.

•	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 20, 2010, the Supreme Court issued a ruling upholding the decision of the National Appellate Court overturning the TDC ruling, depriving of effect the 57 million euros fine imposed on Telefónica de España and ending the review.

•	Public civil procedure by the Sao Paulo government against Telesp for alleged reiterated malfunctioning in the services provided by Telesp and compensation for damages to the customers affected.

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telesp, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 449 million euros at the December 31, 2010 exchange rate), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued. On May 5, 2010, Telesp filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling.

Commitments

With respect to commitments, the main developments reported in Note 21.b) of the consolidated annual financial statements for the year ended December 31, 2009, in accordance with their status at December 31, 2010 are as follows:

•	Guarantees provided for Ipse 2000 (Italy).

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. The last of the 10 monthly payments was made in November 2010, and as such, the guarantee expired on that day, pending is receipt of the release letter to be issued by the Italian government.

•	Agreements with Portugal Telecom (Brazil).

In accordance with the agreement signed on July 28, 2010 between Telefónica and Portugal Telecom described in Note 6 for the acquisition by Telefónica of shares representing 50% of the capital stock of Brasilcel, Telefónica still has to make the third and final payment in the amount of 2,000 million euros, due on October 31, 2011. Regarding the final payment, Portugal Telecom may request that it be made early, on July 29, 2011, in which case the acquisition cost (and, accordingly, the amount of the final payment) would be reduced by approximately 25 million euros.

In addition, within the scope of the same transaction, on October 26, 2010, Telefónica announced a tender offer for the voting shares of Vivo not held by Brasilcel and which represent approximately, 3.8% of Vivo’s outstanding share capital, subject to regulatory approval. The maximum amount of the offer amounted to approximately 800 million euros, assuming a 100% acceptance of the offer. The tender offer was approved by the Brazilian market regulator on February 11, 2011 (see Note 14).

On December 27, 2010, Vivo Participaçoes and Telecomunicaçoes de Sao Paulo (“Telesp”) announced the start of a potential merger of the shares of Vivo into the share capital of Telesp through a share swap, to be carried out in 2011. The aim of the proposal is to simplify Vivo’s and Telesp’s shareholder and organizational structure, while bolstering the Telefónica Group’s competitive position in the Brazilian market.

(14)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Telefónica Group took place between December 31, 2010 and the date of authorization for issue of the accompanying interim financial statements:

Financing

On February 7, 2011, Telefónica Emisiones, S.A.U. issued 1,200 million euros of bonds maturing on February 7, 2017 and guaranteed by Telefónica, S.A. as part of its European medium term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London on June 23, 2010.

On February 16, 2011, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 2,750 million US dollars under its issuance program registered with the United States Securities and Exchange Commission (the “SEC”) on May 8, 2009. The notes are guaranteed by Telefónica, S.A. This issue entails two tranches: the first for 1,250 US dollars maturing on February 16, 2016 and the second for 1,500 million US dollars maturing on February 16, 2021.

Extension of the strategic partnership agreement with China Unicom

Expanding on the existing strategic alliance agreement, on January 23, 2011, Telefónica and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Alliance Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date.

Following the completion of the transaction, Telefónica will hold, through its subsidiary Telefónica Internacional, S.A.U., approximately 9.7% of China Unicom’s voting share capital, based on the current share price, while China Unicom will own approximately 1.37% of Telefónica’s voting share capital.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member named by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

Approval of the tender offer for shares of Vivo Participaçoes

On February 11, 2011, the Brazilian market regulator (C.V.M.) approved the tender offer made by Telefónica, S.A. to the holders of voting shares of Vivo Participaçoes, S.A. (see Note 6).

(15)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

These interim financial statements are presented on the basis of International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted accounting principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The most significant changes in the consolidation scope in 2010 were as follows:

Telefónica Spain

In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August 2010, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.4%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

Telefónica Latin America

On June 30, 2010 the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all the fixed-line assets in Chile through its acquisition of Telefónica Internacional Chile, Ltda. To fund the acquisition, the holding company applied for a 869 million euro loan from Telfin Ireland Limited (Irish company that carries out intragroup financing transactions).

On September 27, 2010 Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, was has been fully consolidated since September (100% of all assets and liabilities of the Brazilian group are consolidated) since September. Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.

Telefónica Europe

In January 2010, the Telefónica Group, through its wholly owned subsidiary Telefónica Europe Plc, acquired 100% of the shares of JAJAH Inc., for 145 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

On December 3, 2009, the Telefónica Group’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was completed on February 16, 2010, the date on which the Telefónica Group completed the acquisition of 100% of the shares of HanseNet. The amount initially paid out was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros on completion of the transaction. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, British company Manx Telecom Limited was sold for approximately 164 million euros. The sale generated a gain of 61 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Other companies

In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope using the equity method.

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica has entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The investment, reflected in the consolidation scope through the equity method of accounting, was removed from the consolidation scope on June 30, 2010.

In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of DTS, Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 288 million euros of which was settled by Telefónica by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company is included in the consolidation scope using the equity method of accounting.

INTERIM CONSOLIDATED MANAGEMENT REPORT

CONSOLIDATED RESULTS

The Telefónica Group profit for the year attributable to equity holders of the parent increased 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009, driven by its high diversification both in terms of geographies and businesses.

During the year, Telefónica reinforced its position in Latin America, specifically in the Brazilian wireless market following the acquisition in the year’s third quarter (September 27) of an additional 50% of Brasilcel from Portugal Telecom. As a result, since October 2010 Vivo has been included in the Telefónica Group’s consolidated financial statements using the full consolidation method rather than the proportionate consolidation previously used.

Due to the Group’s strong position in Venezuela, it is important to highlight that during 2009 and the beginning of 2010, a number of factors arose in the Venezuelan economy that led the Telefónica Group to reconsider the treatment it follows with respect to the translation of the financial statements of investees in that country and as well as the recovery of its financial investments in that country. Key among these factors are the level of inflation reached in 2009 and the cumulative inflation rate over the last three years, the restrictions to the official foreign exchange market, and, finally, the devaluation of the bolivar fuerte on January 8, 2010. Consequently, in accordance with IFRS, the Venezuelan economy must be considered as hyperinflationary for 2009 and 2010.

The Company remains committed to growing its customer base which, measured in terms of total accesses, continued to expand in 2010, by 8.7% to 287.6 million accesses at December 31, 2010 from 264.6 million accesses at December 31, 2009, which was 2.1% higher than the 259.1 million accesses at December 31, 2008. The increase in 2010 was primarily driven by an 8.9% increase in mobile access, a 27.0% increase in broadband accesses and a 12.0% increase in pay TV accesses. Growth in total accesses from 2008 to 2009 is also primarily explained by the strong growth in mobile and broadband accesses.

The following table shows the Group’s accesses at the dates indicated:

	At December 31
	2008 (1)	2009	2010
		(in thousands)
Fixed telephony accesses (2)	42,930.8	40,606.0	41,355.7
Internet and data accesses	14,654.3	15,082.5	18,611.4
Narrowband accesses	1,997.2	1,427.5	1,314.1
Broadband accesses (3)	12,472.1	13,492.6	17,129.6
Other accesses (4)	185.0	162.4	167.8
Mobile accesses (5) (6)	195,818.6	202,332.5	220,240.5
Pay TV accesses	2,267.5	2,489.2	2,787.4

Final clients accesses	255,671.1	260,510.2	282,994.9

Unbundled local loop accesses	1,748.1	2,206.0	2,529.2
Shared UL accesses	602.3	447.7	264.0
Full UL accesses	1,145.8	1,758.3	2,265.3
Wholesale ADSL accesses (7)	534.7	463.4	687.4
Other accesses (8)	1,150.1	1,426.0	1,420.7

Wholesale accesses	3,433.0	4,095.3	4,637.4

Total accesses	259,104.1	264,605.5	287,632.3

(1)	From January 1, 2008, fixed wireless public use telephony accesses are included under the caption “fixed telephony accesses”.

(2)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use. It also includes VOIP and naked ADSL accesses.

(3)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits and naked ADSL.

(4)	Includes remaining non-broadband final client circuits

(5)	Includes accesses of Telemig since 2008. Medi Telecom accesses are excluded in 2009.

(6)
As of 1 January 2008, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(7)	Includes unbunbled lines by Telefónica O2 Germany.

(8)	Includes circuits for other operators.

This growth in the customer base, the consolidation in the fourth quarter of 2010 of 100% of Vivo and the greater contribution of the mobile data business in 2010, drove a 7.1% increase in revenue from operations (revenues) from 2009. Also noteworthy was that excluding foreign exchange -rate effects and the consideration of Venezuela as a hyperinflationary economy, revenues would have increased by 4.9% in 2010 as compared to 2009.

The Group’s significant diversification is key to achieving this improvement in consolidated revenues. In 2010, Telefónica Latin America and Telefónica Europe accounted for 68% of consolidated revenues, while Telefónica Spain represented less than 31% of the Group’s revenues.

The positive revenues performance, coupled with gains on asset disposals recognized in the year (4,150 million euros), drove a 14% increase in OIBDA to 25,777 million euros in 2010 from 22,603 million euros in 2009. However, excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, OIBDA would have increased by 13.0% in 2010 compared to 2009. Operating income increased by 20.7% to 16,474 million euros in 2010 from 13,647 million euros in 2009. Profit for the year attributable to equity holders of the parent increased by 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009. This performance is mainly due to the following:

•	The positive revenues performance, as well as the consolidation in the latter part of the year of 100% of Vivo, as previously mentioned.

•
The gain on disposal of assets, which amounted to 4,150 million euros in 2010, mainly reflecting the positive effect of remeasuring the previously held investment in Vivo at the acquisition date of 50% of Brasilcel held by Portugal Telecom (3,797 million euros in the third quarter of the year) and the sale of Manx Telecom at the end of June, which generated a gain of 61 million euros.

•	The non-recurrent restructuring expenses recognized in 2010 (862 million euros, net of tax and non-controlling interests).

•	The reassessment of the value of recognized tax assets associated with Colombia Telecomunicaciones, S.A. ESP (450 million euros, net of non-controlling interests).

The growth in the customer base from December 31, 2008 to December 31, 2009, under difficult economic circumstances, did not offset the 2.1% decrease in 2009 revenues compared to those of 2008. However, excluding the negative foreign exchange rate effect and Venezuela’s consideration as a hyperinflationary economy, revenues would have increased by 0.3% in 2009 compared to those of 2008. In Spain and Europe, the competitive environment remained intense and continued to put downward pressure on tariff structures, which resulting in revenue growth being inferior to access growth. In addition, regulatory action in Europe as well as certain Latin American countries resulted in decreased interconnection and roaming rates during the period, adding additional downward pressure on mobile business revenues. This decrease in revenues led to a 1.4% decrease in OIBDA to 22,603 million euros in 2009 from 22,919 million euros in 2008. Nonetheless, excluding the negative foreign exchange rate effect and Venezuela’s hyperinflationary economy, OIBDA would have increased by 0.5% in 2009 compared to 2008. Operating income decreased 1.6% to 13,647 million euros in 2009 from 13,873 million euros in 2008, while profit for the year attributable to equity holders of the parent increased by 2.4% to 7,776 million euros in 2009 from 7,592 million euros in 2008, underpinned by a higher share of profit of associates and a lower corporate income tax.

By geographic area, Europe had the largest percentage increase in accesses in 2010, with an increase of 14.3% to 56.3 million accesses at December 31, 2010 from 49.2 million accesses at December 31, 2009, primarily driven by a 149.5% increase in fixed broadband accesses, following the inclusion in the first quarter of 2010 of 2.1 million accesses from HanseNet. Europe also delivered a high percentage increase between December 31, 2008 and December 31, 2009, of 6.9% to 49.2 million accesses at December 31, 2009 from 46.1 million accesses at December 31, 2008, mostly due to a 6.5% increase in mobile accesses.

By access type, the Telefónica Group’s mobile accesses increased by 8.9% to 220.2 million at December 31, 2010 from 202.3 million at December 31, 2009 (excluding 9.0 million accesses of Medi Telecom, which was sold in December 2009), which marked a 3.3% increase from the 195.8 million accesses at December 31, 2008 (including approximately 4.0 million accesses of Telemig, incorporated in April 2008). Principal contributions, by country to mobile net adds from 2009 to 2010 were Brazil (8.5 million additional mobile accesses), Mexico (2.3 additional mobile accesses), Germany (1.5 million additional mobile accesses), Chile (1.3 million additional mobile accesses), Colombia (1.0 million additional mobile accesses) and the United Kingdom (0.9 million additional mobile accesses), and with negative net adds of 1.0 million mobile accesses in Venezuela. Principal contributions by country to mobile net adds from 2008 to 2009 were: Brazil (6.8 million additional mobile accesses), Mexico (2.1 additional mobile accesses), Germany (1.3 million additional mobile accesses), Argentina (1.1 million additional mobile accesses), United Kingdom (1.0 million additional mobile accesses) and the United Kingdom (1.0 million additional mobile accesses) and with negative net adds of 1.0 million mobile accesses in Colombia.

Retail fixed broadband accesses increased by 27.0% to 17.1 million at December 31, 2010 from 13.5 million at December 31, 2009, which was 8.2% higher than the 12.5 million accesses at December 31, 2008. The increase in the number of broadband accesses from 2009 to 2010 was mainly due to the inclusion of accesses from HanseNet, as indicated above, and the increasing adoption of bundled voice, ADSL and pay TV services, which led to a significant contribution to the development of the broadband market and increasing loyalty of our customers. Brazil was once again the driving force behind the Group’s growth in this type of accesses in 2010, after Telesp achieved a net add of 681 thousand accesses in the year, an all-time high for the Company. During the year, retail fixed broadband accesses increased 4.5% in Spain to 5.7 million, 15.8% in Latin America to 7.4 million and 149.5% in Europe to 4.0 million. At December 31, 2010, 89% of broadband accesses in Spain were included in Duo or Trio bundles, while in Latin America, where the share of bundled products continues to grow, 56% of broadband accesses were included in Duo or Trio bundles at year end. This growth in broadband accesses offset the continued decrease in narrowband accesses from 2.0 million at December 31, 2008 to 1.4 million at December 31, 2009, and 1.3 million at December 31, 2010.

Finally, Telefónica’s pay TV accesses increased by 12.0% to 2.8 million at December 31, 2010 from 2.5 million at December 31, 2009, which was 9.8% higher than the 2.3 million accesses at December 31, 2008. The continuous growth in pay TV accesses from 2009 to 2010 was the result of further market penetration in the areas in which this service is available, which as of December 31, 2010 included Spain, Germany, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela, and the success of bundling this service with others.

Revenues increased 7.1% to 60,737 million euros in 2010 from 56,731 million euros in 2009. Excluding the negative foreign exchange-rate effect and Venezuela’s consideration as a hyperinflationary economy, revenues would have increased by 4.9% in the year.

By geographic area, Telefónica Latin America accounted for 42.9% of the Group’s total revenues in 2010 (an increase of 2.4 percentage points with respect to 2009). Telefónica Spain contributed 30.8% (34.7% in 2009) and Telefónica Europe 25.1% (23.9% in 2009).

Other income amounted to 5,869 million euros in 2010, up from 1,645 million euros in 2009. In 2010, this income includes a 3,797 million euros capital gain arising from the positive impact of remeasuring the previously heldinvestment in Vivo at at the acquisition date of the 50% of Brasilcel held by Portugal Telecom. Other income in 2009 included a 220 million euros gain on the sale of the stake in Medi Telecom.

On the other hand, total expenses of the Telefónica Group, which includes supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) rose 14.1% to 40,829 million euros in 2010 from 35,773 million euros in 2009. This growth was affected by the impact of recognizing non-recurrent restructuring costs of 1,262 million euros in the second half of 2010, derived primarily from the restructuring of the workforces of several companies (658 million euros) and firm commitments related to the Telefónica Foundation’s social program (400 million euros, 280 million euros of which was recognized by Telefónica, S.A. and the remainder in Telefónica Latin America). Excluding foreign exchange rate effects and Venezuela’s consideration as a hyperinflationary economy, total expenses would have increased by 11.1% in 2010 compared to 2009.

Supplies increased 5.3% to 17,606 million euros in 2010 from 16,717 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, supplies would have increased by 3.1% from 2009 to 2010. This change was mainly the result of lower wireless termination expenses in Telefónica Spain, which offset the increase in demand for terminals in the three regions.

Personnel expenses rose 24.1% to 8,409 million euros in 2010 from 6,775 million euros in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, personnel expenses would have increased by 20.5% from 2009 to 2010. The increase was primarily due to restructuring of the workforces of several Group companies. It is worth mentioning that in the third quarter of the year, 202 million euros were recognized , principally for restructuring expenses booked in Germany. The increase was also affected by the reassessment of estimates made in years prior to 2009 of employee obligations, capitalized as a decrease in costs, proceeding primarily from Telefónica Spain.

The average headcount in 2010 reached 269,047, a net increase of 13,896 employees with respect to 2009, mainly due to expansion of Atento’s workforce. Excluding Atento, the Telefónica Group’s average workforce rose 2% in the year to 128,012.

Other expenses, which are mainly comprised of external services (i.e. commercial expenses related to the business), network maintenance, general administrative and subcontracted services expenses, and certain types of taxes, increased 20.6% to 14,814 million euros in 2010 from 12,281 million euros in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, other expenses would have increased by 16.8% in the year. This increase was mainly the result of an increased commercial effort in the three areas and the increase in network management and systems costs at Telefónica Latin America. This item also included firm commitments related with the Telefónica Foundation’s social program (400 million euros).

As a result of the above, OIBDA increased 14.0% to 25,777 million euros in 2010 from 22,603 million euros in 2009. Excluding foreign exchange rate effects the consideration of Venezuela as a hyperinflationary economy, OIBDA would have increased by 13.0% from 2009 to 2010.

In 2010, Telefónica Spain’s OIBDA represented 33.1% (43.2% in 2009) of the OIBDA of the Group, while Telefónica Latin America and Telefónica Europe represented 53.5% (40.5% in 2009) and 15.6% (17.3% in 2009), respectively. The OIBDA margin increased to 42.4% from 39.8% in 2009.

Depreciation and amortization rose 3.9% to 9,303 million euros in 2010 from 8,956 million euros in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, depreciation and amortization would have increased by 1.6% from 2009 to 2010. The increase was primarily due to the increase in depreciation and amortization at Telefónica Latin America and Telefónica Europe. Amortization includes the amortization recognized in the fourth quarter related to the assets assumed as part of the purchase price allocation of Vivo (84 million euros).

As a result of the above, Telefónica’s operating income increased 20.7% to 16,474 million euros in 2010 from 13,647 million euros in 2009. Excluding foreign exchange rate effects and consideration of Venezuela as a hyperinflationary economy, operating income would have increased by 22.4% in the year.

The share of profit of associates in 2010 amounted to 76 million euros, 61.7% higher than in 2009 due mainly to the improved results from the Company’s stake in Telco, S.p.A.

Net financial expense decreased by 20% in 2010 to 2,649 million euros. The effect derived from the consideration of Venezuela as a hyperinflationary economy resulted in a reduction in net financial expense of €521 million in 2010. Excluding such effect, the performance in 2010 is largely explained by the following:

•	Changes in accumulated foreign exchange gains and losses at December 31, 2010 from the same period of the prior year, which resulted in lower expenses of 172 million euros.

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The drop in interest rates over the last year, changes in the present value of the obligations arising from redundancy programs and other financial transactions, which combined to reduce costs by 410 million euros. The change in the volume of debt led to an increase in finance costs of 254 million euros. The net impact of these factors was a 156 million euros savings in costs in 2010.

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The 191 million euro expense corresponding to the transfer of the value of the investment in BBVA to its fair value from equity to financial results. This interest continues to be recognized as an available for sale financial asset.

Net financial expense at December 2010 (excluding the aforementioned 191 million euro expense) amounted to 2,458 million euros, representing 4.9% of average total debt of 49,999 million euros.

Corporate income tax increased to 3,829 million euros in 2010 from 2,450 million euros in 2009 (an increase of 56.2%), affected by reassessment of the value of recognized tax assets in Colombia in the amount of 864 million euros. In addition, a tax effect of 321 million euros was recognized deriving from the remeasurement of the previously held investment in Vivo at the date of acquisition of the 50% of Brasilcel held by Portugal Telecom. Offsetting these amounts is the decrease in corporate income generated from the recognition of tax credits in Mexico and Terra Brasil, in the amount of 138 million euros, based on the expectations of taxable income to be generated by the companies.

Profit for the year attributable to non-controlling interests amounted to 95 million euros in 2010, compared to losses of 161 million euros in 2009, mainly caused by the non-controlling interests’ share of losses of Colombia Telecomunicaciones, which increased subsequent to the aforementioned reassessment of the value of recognized tax assets, more than offsetting the non-controlling interests’ share of the profits of Vivo, Telesp, and Telefónica O2 Czech Republic.

As a result of all of the above, profit for the year attributable to equity holders of the parent increased by 30.7% to 10,167 million euros in 2010 from 7,776 million euros in 2009.

RISKS AND UNCERTAINTIES FACING THE COMPANY

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The risks described below are the most significant:

Group related risks
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Country risk (investments in Latin America). At December 31, 2010, approximately 50.6% of the Group’s assets were located in Latin America. In addition, around 42.9% of its revenues from operations for 2010 were derived from its Latin American operations. The Group’s investments and operations in Latin America (including the revenues generated by the Group’s operations in these countries, their market value, and the dividends and payments of management fees) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

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government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;

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the effects of inflation and/or local currency devaluation may lead certain subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;

•	governments may impose burdensome taxes or tariffs;

•	political changes may lead to changes in the economic conditions and business environment in which we operate; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions, including their renewals, may be affected by economic and political instability, altering the terms and conditions under which it operates in these countries.

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Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of counterparty credit risk in treasury operations or in some structured financed transactions entered into.

The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial position, results of operations and cash flow. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect the financial position, results of operations and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

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Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The current adverse global economic situation and uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.

In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. In general terms, a loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect the ability to meet growth targets.

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Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital recourse requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.

If the ability to generate cash flow were to decrease, whether due to the ongoing economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and recourses requirements for the sustained development and expansion of the business.

The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.

In addition, the capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in cash flow or otherwise. Further, current market conditions make it more challenging to renew unused bilateral credit facilities.

The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, even if further funds were needed for the Company to pursue its business plans.

Risks related to our industry
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Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:

•	offer lower prices, more attractive discount plans or better services or features;

•	develop and deploy more rapidly new or improved technologies, services and products;

•	launch bundle offerings of one type of service with others;

•	in the case of the mobile industry, subsidize handset procurement; or

•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;

•	greater financial, technical, marketing and other resources;

•	dominant position or significant market power;

•	better strategic alliances;

•	larger customer bases; and

•	well-established relationships with current and potential customers.

To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.

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Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. This regulation is particularly strict in some of the countries in which the Company holds a dominant position. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.

Furthermore, the regulatory authorities could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.

In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or in harm to future growth of certain businesses.

Specifically, the regulatory landscape in Europe will change as a consequence of the recent approval of the European Union’s new common regulatory framework, which must be transposed into national law by Member States by May 2011. The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment.

This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that acquire these products. The new framework is also likely to strengthen consumer protection, network integrity and data privacy measures. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.

In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.

Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently drafting a recommendation on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.

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Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.

The terms of licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.

The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by the relevant licenses, authorizations or concessions, though the Group cannot guarantee that it will always complete this process successfully.

Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.

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Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increase coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.

Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

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Limitations on spectrum capacity could curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, as well as the related cost of obtaining this capacity, could have an adverse impact on the quality of our services and on the Company’s ability to provide new services, adversely affecting its business, financial position, results of operations and cash flow.

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Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Further, these suppliers may be adversely affected by current economic conditions. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.

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Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.

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Electromagnetic radio emissions and social awareness. Over the last few years, the debate about the alleged potential effects of radio frequency emissions on human health has hindered the deployment of the infrastructures necessary to ensure quality of service.

Institutions and organizations, such as the World Health Organization (WHO), have stated that exposure to radio frequency emissions generated by mobile telephony, within the limits established, has no adverse effects on health. In fact, a number of European countries, including Spain among others, have drawn up complete regulations reflecting the Recommendation of the Council of the European Union of July 12, 1999 on the limitiation of exposure of the general public to electromagnetic fields. These add planning criteria for new networks, thus ensuring compliance with the limits on exposure to radio frequency emissions.

New studies and research are underway. Specifically, the WHO has announced that in 2011 it will issue new recommendations on this matter in its Environmental Health Criteria. Whether or not other research or studies conclude that radiofrequency emissions could have a negative impact on health, popular concerns about radio frequency emissions may discourage the use of mobile communication devices and may result in significant restrictions on both the location and operation of cell sites, either or both of which could have a detrimental impact on the Telefónica Group’s mobile companies and consequently on its financial position, results of operations and cash flow.

While the Telefónica Group is not currently aware of any evidence confirming a link between radio-frequency emissions and health problems and it continues to comply with good practices codes and relevant regulations, there can be no assurance of what future medical research may suggest.

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Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and subsidiaries, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. The current economic environment and its development in the short and medium term, as well as changes in the regulatory, business or political environment may result in the need to introduce impairment charges in its goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.

Other risks
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Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the financial outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: February 25th, 2011	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Strategy Officer